SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A1 (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                        RegeneRx Biopharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    020910105
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                                 (CUSIP Number)

                              James Robinson, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  020910105
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      (1)         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)          SEC USE ONLY

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      (4)         SOURCE OF FUNDS AF
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Italy
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               10,105,820
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,105,820
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,105,820
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.8% (based on 29,933,968 shares of Common Stock outstanding on September 30, 2003, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September
                  30, 2003, plus 2,400,000 shares of Common Stock issued in a private placement on January 23, 2004 (which includes
                  1,052,631 shares of Common Stock issued to Defiante
                  Farmaceutica L.d.a. in the private placement) and 1,613,157 shares of Common Stock issuable upon exercise of the Warrants
                  (as defined hereafter).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
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                                  Page 2 of 12

--------------------------------------------------------------------------------
CUSIP No.  020910105
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Portugal
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               10,105,820
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,105,820
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,105,820
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.8% (based on 29,933,968 shares of Common Stock outstanding on September 30, 2003, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September
                  30, 2003, 2004, plus 2,400,000 shares of Common Stock issued in a private placement on January 23, 2004 (which includes
                  1,052,631 shares of Common Stock issued to Defiante
                  Farmaceutica L.d.a. in the private placement) and 1,613,157 shares of Common Stock issuable upon exercise of the
                  Warrants).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
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                                  Page 3 of 12

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on June 23, 2003 by Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica, L.d.a., a Portugese corporation ("Defiante", and together with Sigma Tau, the "Reporting Parties") with respect to the Common Stock, $0.01 par value, of RegeneRx Biopharmaceuticals, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is being filed jointly on behalf of Sigma Tau, and Defiante. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

     The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

     The business address of Defiante is Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082. Defiante is a commercial pharmaceutical company.

     The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling, Sigma Tau and Defiante are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of the Issuer's common stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

     On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant ("Warrant A") to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant ("Warrant B") to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below). The Warrant B Period is defined as the period commencing on the earlier of (a) the date the Issuer closes the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the "Next Private Placement") or (b) December 11, 2003, and ending on December 11, 2004. The Warrant B Exercise Price is equal to the greater of (a) $1.25 or (b) the price per common share (either directly or given effect to any conversion into common share) at which the Company closes the Next Private Placement. As a result of the sale of shares of Common Stock described in the following paragraph, the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004. The Warrant B is exercisable for 600,000 shares of Common Stock.

     On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,631 shares of Common Stock at $0.95 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the "2004 Warrant" and, collectively with the Warrant A and the Warrant B, the "Warrants") to purchase 263,157 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     Warrant A is exercisable for 750,000 shares of Common Stock at an exercise price of $1.00, subject to customary antidilution adjustments.

     Warrant B is exercisable for 600,000 shares of Common Stock at an exercise price of $1.25.

     The 2004 Warrant is exercisable for 263,157 shares of Common Stock at an exercise price of $1.50, subject to customary antidilution adjustments.

     Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Sigma Tau is the beneficial owner of 10,105,820 shares of Common Stock representing 29.8% (based on 29,933,968 shares of Common Stock outstanding on September 30, 2003, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2003, plus 2,400,000 shares of Common Stock issued to Defiante on January 23, 2004 (which includes 1,052,631 shares of Common Stock issued to Defiante in the private placement) and 1,613,157 shares of Common Stock issuable upon exercise of the Warrants).

     Defiante is the beneficial owner of 10,105,820 shares of Common Stock representing 31.0% (based on 29,933,968 shares of Common Stock outstanding on September 30, 2003, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2003, plus 2,400,000 shares of Common Stock issued in a private placement on January 23, 2004 (which includes 1,052,631 shares of Common Stock issued to Defiante in the private placement) and 1,613,157 shares of Common Stock issuable upon exercise of the Warrants).

     (b) The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 10,105,820. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 10,105,820.

     The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 10,150,820. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 10,105,820.

     (c) See Item 3.

     (d) N/A.

     (e) N/A.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

     1. Joint Filing Agreement dated January 26, 2004 by and between the Reporting Parties.(1)

     2. Warrant A Agreement dated June 11, 2003 by and between Issuer and Defiante.(1)

     3. Warrant B Agreement dated June 11, 2003 by and between Issuer and Defiante.(1)

     4. Warrant Agreement dated January 23, 2004 by and between the Issuer and Defiante.(1)


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1 Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Date:  January 26, 2004



                                  SIGMA-TAU FINANZIARIA SPA



                                  By:   /s/ Antonio Nicolai
                                        ------------------------------------
                                        Name:  Antonio Nicolai
                                        Title:    Managing Director


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date:  January 26, 2004



                                  DEFIANTE FARMACEUTICA L.D.A.



                                  By:   /s/ Pedro Moreira da Cruz Quintas
                                        ---------------------------------------
                                        Name:  Pedro Moreira da Cruz Quintas
                                        Title:  Director


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   SCHEDULE A

                            Sigma Tau Finanziaria SpA


The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, Ripa di Meana and Belletti) of Sigma Tau are set forth below:

1. (a) Claudio Cavazza, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) President, and (d) Italy.

2. (a) Mario Artali, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Vice President, and (d) Italy.

3. (a) Emilio Plate, (b) Via Pontina Km. 30.400, 20, Pomezia (Rome), Italy 00144, (c) Vice President, and (d) Italy.

4. (a) Mauro Bove, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Business Development Officer, and (d) Italy.

5. (a) Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) General Manager, and (d) Italy.

6. (a) Maurizio Terenzi, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Financial Officer, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. C. Cavazza, Artali, Plate, Bove, Nicolai and Terenzi) of Sigma Tau are set forth below:

1. (a) Enrico Cavazza, (b) Via Pontina Km. 30.400, Pomezia (Rome), Italy, (c) Business Development Manager, Sigma-Tau Industrie Farmaceutica SpA, and (d) Italy.

2.   (a) Vittorio Ripa di Meana, (b) Piazza dei Caprettari n. 70, Rome, Italy,
     (c) lawyer, Studio Ripa di Meana, and (d) Italy.

3. (a) Piero Belletti, (b) Viale Shakespeare n. 47, Rome, Italy, (c) consultant, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1. (a) Claudio Cavazza, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) President, Sigma Tau, and (d) Italy.

2. (b) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italy.

         Sigma Tau is owned directly by Claudio Cavazza (54%), and Paolo Cavazza (36%) and Esseti S.A.(10%). Claudio Cavazza owns 60% of Esseti S.A. and Paolo Cavazza owns 40%. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

                           Defiante Farmaceutica L.d.a


The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Frutuoso de Melo and Quintas and Ms. Arruda Jardim Fernandes) of Defiante are set forth below:

1. (a) Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) General Manager, Sigma Tau Finanziaria SpA and (d) Italy.

2. (a) Raffaele Sanguigni, (b) Via Pontina km. 30.400, Rome, Italy (c) Manager- Corporate Logistics, License Operations & Purchasing, Sigma Tau Farmaceutiche Riunite SpA, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Nicolai and Sanguigni) of Defiante are set forth below:

1. (a) Antonio Guilherme Rodrigues Frutuoso de Melo, (b) Av. ala Liberdande, 38-7u, 1250-145 Lisbon, Portugal, (c) lawyer, AFMA Sociedade de Advocatos, and (d) Portugal.

2. (a) Pedro Moreira da Cruz Quintas, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

3. (a) Carla Emanuel Arruda Jardim Fernandes, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

                                  EXHIBIT INDEX

                                                                        Page No.

1.   Joint Filing Agreement(1)............................................

2.   Warrant A Agreement dated June 11, 2003 by and between Issuer and
     Defiante.(1).........................................................

3.   Warrant B Agreement dated June 11, 2003 by and between Issuer and
     Defiante(1)..........................................................

4.   Warrant Agreement dated January 23, 2004 by and between the Issuer and
     Defiante(1)..........................................................


----------

1 Filed herewith.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of January 26, 2004 is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 15d-1(f) under the Securities Exchange Act of 1934.

Dated:  January 26, 2004         SIGMA TAU FINANZIARIA SPA



                                 By:     /s/ Antonio Nicolai
                                         --------------------------------
                                         Name:  Antonio Nicolai
                                         Title: Managing Director


Dated:  January 26, 2004         DEFIANTE FARMACEUTICA L.D.A.



                                 By:     /s/ Pedro Moreira da Cruz Quintas
                                         --------------------------------------
                                         Name: Pedro Moreira da Cruz Quintas
                                         Title:    Director